KIRKLAND LAKE GOLD DECLARES QUARTERLY DIVIDEND PAYMENT

Toronto, Ontario - June 17, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that a quarterly dividend payment of US$0.125 per common share will be paid on July 13, 2020 to shareholders of record as of the close of business on June 30, 2020. The dividend payment is the second payment declared since the Company doubled its quarterly dividend from US$0.06 per common share in the first quarter of 2020, with the first US$0.125 per common share dividend payment having been made on April 13, 2020 to shareholders of record as of the close of business on March 31, 2020. The July 13, 2020 payment represents the 13th quarterly dividend payment made to shareholders since the Company’s adoption of a dividend policy in March 2017.

The Company’s quarterly dividend qualifies as an “eligible dividend” for Canadian income tax purposes. For Canadian shareholders the US dollar dividend payment will be converted to Canadian dollars using the spot price exchange rate on July 10, 2020, the date prior to the payment date.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold